Credit Suisse Global Post-Venture Capital Fund, Inc.
SUB-ITEM 77D: Policies with respect to security investments Effective February 28, 2002, the fund's investment policy was changed to reflect a change in law, as follows:
Under normal market conditions, the fund will invest at least 80% of net assets plus any borrowings for investment purposes in equity securities of post-venture-capital companies from at least three countries, including the U.S.
The fund's 80% investment policy is non-fundamental and may be changed by the Board of Directors of the fund to become effective upon at least 60 days' notice to shareholders prior to any such change.
In connection with the foregoing, the fund also revised its investment policies with respect to investments in debt securities, including below investment grade debt securities, to limit debt securities to 20% of fund assets.